Mail Stop 3561

January 23, 2009

Joseph M. Redling
Chief Executive Officer
NutriSystem, Inc.
300 Welsh Road
Building 1, Suite 100
Horsham, Pennsylvania 19044

      Re: **NutriSystem, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed February 29, 2008
               Definitive Proxy Statement on Schedule 14A
               Filed April 11, 2008
               File No. 000-28551

Dear Mr. Redling:

      We have completed our review of your Form 10-K for the fiscal year ended December 31, 2007 and have no further comments at this time.

               Sincerely,

               H. Christopher Owings
               Assistant Director